

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mr. David Sturgeon
Chief Financial Officer
Central European Media Enterprises Ltd.
PO Box HM66 Clarendon House 2, Church Street
Hamilton, HM 11
Bermuda

August 26, 2009

Re: Central European Media Enterprises Ltd.
Form 10-K for the fiscal year ended December 31, 2008
Filed February 25, 2009
File No. 0-24796

Dear Mr. Sturgeon:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director